COMDISCO RETIREMENT PLAN
                                               FINANCIAL STATEMENTS

                                      Years Ended September 30, 1998 and 1997

                                TABLE OF CONTENTS

                                                                            Page
                                                                          Number

INDEPENDENT AUDITOR'S REPORT                                                   1

FINANCIAL STATEMENTS

         Statement of Net Assets Available for
          Benefits - September 30, 1998                                        2

         Statement of Net Assets Available for
          Benefits - September 30, 1997                                      3-4

         Statement of Changes in Net Assets
          Available for Benefits with Fund
          Information - Year Ended September 30, 1998                        5-8

         Statement of Changes in Net Assets
          Available for Benefits with Fund
          Information - Year Ended September 30, 1997                      9 -11

         Notes to Financial Statements                                     12-19

INDEPENDENT AUDITOR'S REPORT ON
   SUPPLEMENTARY INFORMATION                                                  20

SUPPLEMENTARY INFORMATION

         Schedule of Assets Held for Investment
          Purposes - September 30, 1998                                       21

         Schedule of Assets Held for Investment
          Purposes - September 30, 1997                                    22-24

         Schedule of Assets Held for Investment
          Purposes Which Were Both Acquired and
          Disposed Within the Plan Year - Year
          Ended September 30, 1998                                            25

         Schedule of Assets Held for Investment
          Purposes Which Were Both Acquired and
          Disposed Within the Plan Year - Year
          Ended September 30, 1997                                            26

                                           INDEPENDENT AUDITOR'S REPORT

To the Trustees of the
Comdisco Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Comdisco Retirement Plan as of September 30, 1998 and 1997 and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statement are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits with fund information of the Plan as of September 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.






Deerfield, Illinois
February 2, 1999

                                             COMDISCO RETIREMENT PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                SEPTEMBER 30, 1998


                                                                                                       Non
                                                                         Participant            Participant
                                                                            Directed               Directed                    Total
                                                                        ------------            -----------             ------------
ASSETS

    Investments
         Employer securities ...............................            $ 12,235,026            $       --              $ 12,235,026
         Registered investment companies
         Putnam International Growth .......................               7,291,804                    --                 7,291,804
         The George Putnam Fund of Boston ..................               4,531,999                    --                 4,531,999
         The Putnam Fund for Growth and
          Income ...........................................              11,302,703                    --                11,302,703
         Putnam Income .....................................               5,665,292                    --                 5,665,292
         Putnam Vista ......................................              16,392,081                    --                16,392,081
         Putnam Stable Value ...............................              13,165,635                    --                13,165,635
         T. Rowe Price Small Cap Value .....................               3,658,496                    --                 3,658,496
         T. Rowe Price Equity Income .......................              10,792,465                    --                10,792,465
         T. Rowe Price Equity Index ........................               9,297,475                    --                 9,297,475
         Loans to participants .............................               1,373,249                    --                 1,373,249
                                                                        ------------            ------------            ------------

         Total Investments .................................              95,706,225                    --                95,706,225
                                                                        ------------            ------------            ------------

    Receivables
         Employer's contributions ..........................               5,865,647                    --                 5,865,647
         Due from brokers ..................................                  37,053                    --                    37,053
         Due from plan sponsor .............................                    --                    25,723
                                                                                                                              25,723
         Miscellaneous .....................................                    --                       114                     114
                                                                        ------------            ------------            ------------

         Total Receivables .................................               5,902,700                  25,837               5,928,537
                                                                        ------------            ------------            ------------

         Total Assets ......................................             101,608,925                  25,837             101,634,762
                                                                        ------------            ------------            ------------

LIABILITIES

         Accounts payable ...............................                        --                  25,433                   25,433
         Due to related plan ............................                        --                      90                       90
                                                                        ------------           ------------             ------------
          Total Liabilities .............................                        --                  25,523                   25,523
                                                                        ------------           ------------             ------------

NET ASSETS AVAILABLE FOR
 BENEFITS ...............................................             $101,608,925             $        314             $101,609,239
                                                                      ============             ============             ============


 The accompanying notes are an integral part of the financial statements.

                                             COMDISCO RETIREMENT PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                SEPTEMBER 30, 1997



                                                                                                            Non
                                                                               Participant          Participant
                                                                                  Directed             Directed                Total
                                                                              ------------         ------------         ------------
ASSETS
    Investments
         Money market funds .........................................         $       --           $    184,591         $    184,591
         Common stock ...............................................                 --             11,323,197           11,323,197
         Employer securities ........................................                 --             14,513,282           14,513,282
         Registered investment companies
         Kemper Blue Chip ...........................................               17,343                 --                 17,343
         Kemper Growth ..............................................            6,080,240                 --              6,080,240
         Kemper High Yield ..........................................            2,426,726                 --              2,426,726
         Kemper Income Capitalization ...............................                3,826                 --                  3,826
         Kemper International .......................................            1,697,792                 --              1,697,792
         Kemper Money Market ........................................              548,235                 --                548,235
         Kemper Small Capitalization
          Equity ....................................................            4,647,905                 --              4,647,905
         Kemper Technology ..........................................              673,235                 --                673,235
         Kemper Total Return ........................................            5,836,097                 --              5,836,097
         Kemper U.S. Government .....................................              149,467                 --                149,467
         T. Rowe Price Capital
          Appreciation ..............................................            5,557,026                 --              5,557,026
         T. Rowe Price Equity Income ................................            8,118,239                 --              8,118,239
         T. Rowe Price Equity Index .................................            5,468,241                 --              5,468,241
         T. Rowe Price International Stock ..........................            5,506,091                 --              5,506,091
         T. Rowe Price New Income ...................................              591,719                 --                591,719
         T. Rowe Price U.S. Treasury
          Money Market ..............................................              931,898                 --                931,898
         Other ......................................................                 --              8,647,516            8,647,516
         Hartford Life Insurance
          Companies Investment - Contract #GA-3078 ..................           14,966,882            1,520,013           16,486,895
         Loans to participants ......................................                 --                212,576              212,576
                                                                              ------------         ------------         ------------


         Total Investments ..........................................           63,220,962           36,401,175           99,622,137
                                                                              ------------         ------------         ------------
    Receivables
         Employer's contributions ...................................                 --              3,539,664            3,539,664
         Due from brokers ...........................................                 --                593,454              593,454
                                                                              ------------         ------------         ------------

         Total Receivables ..........................................                 --              4,133,118            4,133,118
                                                                              ------------         ------------         ------------

         Cash .......................................................                 --                 18,957               18,957
                                                                              ------------         ------------         ------------


         Total Assets ...............................................         $ 63,220,962         $ 40,553,250         $103,774,212
                                                                              ============         ============         ============

The accompanying notes are an integral part of the financial statements.


                                             COMDISCO RETIREMENT PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                SEPTEMBER 30, 1997

                                                                                                        Non
                                                                       Participant              Participant
                                                                          Directed                 Directed                    Total
                                                                      ------------             ------------             ------------
LIABILITIES

         Due to brokers .................................             $       --               $      3,467             $      3,467
         Accounts payable ...............................                     --                     74,956                   74,956
         Due to related plan ............................                     --                        124                      124
                                                                      ------------             ------------             ------------


         Total Liabilities ..............................                     --                     78,547                   78,547
                                                                      ------------             ------------             ------------

NET ASSETS AVAILABLE FOR
 BENEFITS ...............................................             $ 63,220,962             $ 40,474,703             $103,695,665
                                                                      ============             ============             ============






























 The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998
                               KEMPER MUTUAL FUNDS

                                                                                            Small
                                                             Capital-                       Capital-
                           Blue                             ization  Interna               ization                Total     U.S.
                           Chip       Growth    Yield                   tional     Market    Equity    Technology Return Government
                           ----       ------   -----       --------   --------   ------    -----      ---------- ------  ----------
Additions to net assets attributed to:
Investment income
  Net appreciation in
  fair value of
  investments ........ $     --   $   54,843 $   13,011 $       14 $   10,332 $     --   $     --   $     --   $     --   $      376
  Dividends ..........      2,641    710,328    101,852        118     70,180     11,460    426,272     72,678    608,271      4,055
  Interest ...........       --         --         --         --         --         --         --         --         --         --
   Loan repayments ...       --         --         --         --         --         --         --         --         --         --
   Miscellaneous .....       --         --         --         --         --         --         --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                            2,641    765,171    114,863        132     80,512     11,460    426,272     72,678    608,271      4,431

   Less: Investment
   expenses ..........       --         --         --         --         --         --         --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                            2,641    765,171    114,863        132     80,512     11,460    426,272     72,678    608,271      4,431
Contributions
   Employer ..........       --         --         --         --         --         --         --         --         --         --
   Participants ......       --      337,175    126,936       --       94,615     40,633    210,817     13,977    119,488      5,639
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

                             --      337,175    126,936       --       94,615     40,633    210,817     13,977    119,488      5,639
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
   Total
   additions .........      2,641  1,102,346    241,799        132    175,127     52,093    637,089     86,655    727,759     10,070

Deductions from
net assets
attributed to:

   Net depreciation
   in fair value of
   investments .......        171       --         --         --         --         --      338,139     82,970    218,652       --
   Loan issues .......       --         --         --         --         --         --         --         --         --         --
   Benefits paid to
   participants ......       --    1,826,325    101,189       --      114,553     85,205    409,351    150,510       --         --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total deductions ...        171  1,826,325    101,189       --      114,553     85,205    747,490    233,480    218,652       --
                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------


Net increase(decrease)
in net assets prior
to interfund
transfers ............    2,470    (723,979)     140,610    132       60,574    (33,112)    (110,401)  (146,825)   509,107   10,070

Interfund
 transfers ...........  (19,813)  (5,356,261) (2,567,336) (3,958) (1,758,366)  (515,123) (4,537,504) (526,410) (6,345,204) (159,537)
                       --------   -----------  ----------- ------- ----------  ---------  ----------  --------  ---------- --------
Net increase
(decrease) in net
 assets available
for benefits .........  (17,343)  (6,080,240)  (2,426,726) (3,826) (1,697,792) (548,235) (4,647,905) (673,235) (5,836,097) (149,467)

Net assets
available for
benefits
   Beginning of
    year .............   17,343    6,080,240    2,426,726    3,826    1,697,792  548,235  4,647,905    673,235   5,836,097  149,467
                       --------  ----------  -----------   -------  -----------  -------  -----------  ---------  ---------- -------
   End of year ....... $   --    $      --    $      --    $   --    $      --   $    --  $      --    $    --    $     --   $   --
                       ========  ===========  ===========  ========  =========== =======  ==========  =========  ========== ========

The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                           T. ROWE PRICE MUTUAL FUNDS

                                                                                                   U.S. Treasury          Small
                                           Capital       Equity        Equity  International   New       Money              Cap
                                             App.        Income         Index      Stock     Income      Market           Value
                                           --------      ------         -----      -----      ------     ------           -----

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $      --    $      --   $   345,877 $      --    $   4,298  $         7  $      --
   Dividends ............................     755,225      950,214     148,232     250,016     26,414       20,202           72
   Interest .............................        --          3,123       2,646        --         --           --            699
   Loan repayments ......................        --          5,799       7,274        --         --           --          1,884
   Miscellaneous ........................        --           --          --          --         --           --           --
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
                                              755,225      959,136     504,029     250,016     30,712       20,209        2,655

   Less: Investment expenses ............        --            170         138        --         --           --             39
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------
                                              755,225      958,966     503,891     250,016     30,712       20,209        2,616

Contributions
   Employer .............................        --        956,014     940,923        --         --           --        299,978
   Participants .........................     457,922    1,688,559   1,613,012     362,556    116,328      115,533      327,066
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

                                              457,922    2,644,573   2,553,935     362,556    116,328      115,533      627,044
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

   Total additions ......................   1,213,147    3,603,539   3,057,826     612,572    147,040      135,742      629,660

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................     233,186      790,382        --        13,145       --           --      1,158,675
   Loan issues ..........................        --        102,984      97,683        --         --           --         40,466
   Benefits paid to participants ........     322,679      612,985     671,310     600,697     60,509        4,202        9,223
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

   Total deductions .....................     555,865    1,506,351     768,993     613,842     60,509        4,202    1,208,364
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

Net increase (decrease) in net assets
  prior to interfund transfers ..........     657,282    2,097,188   2,288,833      (1,270)    86,531      131,540     (578,704)

Interfund transfers .....................  (6,214,308)   1,540,545   2,493,392  (5,504,821)  (678,250)  (1,063,438)   4,537,178
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

Net increase (decrease) in net
 assets available for benefits ..........  (5,557,026)   3,637,733   4,782,225  (5,506,091)  (591,719)    (931,898)   3,958,474

Net assets available for benefits

         Beginning of year ..............   5,557,026    8,118,239   5,468,241   5,506,091    591,719      931,898         --
                                          -----------  ----------- ----------- -----------  ---------  -----------  -----------

         End of year .................... $      --    $11,755,972 $10,250,466  $      --    $    --    $      --    $3,958,474
                                          ===========  ===========  =========== ===========  =========  ===========  ===========


The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                               PUTNAM MUTUAL FUNDS

                                              The
                                           George          Growth
                                           Putnam             and                          International      Stable         Loan
                                           Fund           Income         Income      Vista        Growth       Value         Fund
                                          ---------        ------        ------      -----        ------       -----         ----

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $      --    $       --    $     --   $       --    $      --    $      --   $     --
   Dividends ............................      73,231       135,653     183,574       17,092           97      388,210       --
   Interest .............................         136         1,894         567        2,345        1,697        8,882       --
   Loan repayments ......................       3,942         4,862       1,337        4,959        3,216       58,838  1,203,856
   Miscellaneous ........................        --            --          --           --           --           --         --
                                                       ------------  ---------- ------------  -----------  ----------- ----------
                                               77,309       142,409     185,478       24,396        5,010      455,930  1,203,856

   Less: Investment expenses ............          23           202         140          428          124          144       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

                                               77,286       142,207     185,338       23,968        4,886      455,786  1,203,856

Contributions
   Employer .............................     158,123       532,016     252,753      494,858      579,635    1,521,130       --
   Participants .........................     124,857       496,554     213,120      447,251      454,862      549,596       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

                                              282,980     1,028,570     465,873      942,109    1,034,497    2,070,726       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

   Total additions ......................     360,266     1,170,777     651,211      966,077    1,039,383    2,526,512  1,203,856

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................     387,662     1,555,761      88,662    2,980,434    1,513,672         --         --
   Loan issues ..........................      15,563       109,100      99,777      321,367      100,467      131,179    120,839
   Benefits paid to participants ........        --         190,276      96,769      198,958      104,856      640,845       --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

   Total deductions .....................     403,225     1,855,137     285,208    3,500,759    1,718,995      772,024    120,839
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

Net increase (decrease) in net assets
  prior to interfund transfers ..........     (42,959)     (684,360)    366,003   (2,534,682)    (679,612)   1,754,488  1,083,017

Interfund transfers .....................   4,733,081    12,519,078   5,552,042   19,421,622    8,551,052   12,932,276    290,232
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

Net increase (decrease) in net
 assets available for benefits ..........   4,690,122    11,834,718   5,918,045   16,886,940    7,871,440   14,686,764  1,373,249

Net assets available for benefits

         Beginning of year ..............        --            --          --           --           --           --         --
                                          -----------  ------------  ---------- ------------  -----------  ----------- ----------

         End of year .................... $ 4,690,122  $ 11,834,718  $5,918,045 $ 16,886,940  $ 7,871,440  $14,686,764 $1,373,249
                                          ===========  ============  ========== ============  ===========  =========== ==========


The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1998

                                                                                   Hartford     Comdisco
                                          Total        Total           Total           Life       Common    Non
                                          Kemper    T. Rowe Price     Putnam      Insurance       Stock  Participant
                                          Funds         Funds         Funds        Contract      Account   Directed          Total
                                          -----         -----         -----        --------     --------   --------          -----

Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments                   $    78,576  $    350,182  $      --    $       --    $      --    $ 6,671,040   $  7,099,798
   Dividends                            2,007,855     2,150,375      797,857          --         22,330      104,932      5,083,349
   Interest                                  --           6,468       15,521       482,365          636       33,515        538,505
   Loan repayments                           --          14,957    1,281,010          --          1,248         --        1,297,215
   Miscellaneous                             --            --           --            --           --            685            685
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
                                        2,086,431     2,521,982    2,094,388       482,365       24,214    6,810,172     14,019,552

   Less: Investment expenses                 --             347        1,061          --            130       93,741         95,279
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------
                                        2,086,431     2,521,635    2,093,327       482,365       24,084    6,716,431     13,924,273

Contributions
   Employer                                  --       2,196,915    3,538,515          --        130,217         --        5,865,647
   Participants                           949,280     4,680,976    2,286,240       455,724      116,992         --        8,489,212
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

                                          949,280     6,877,891    5,824,755       455,724      247,209         --       14,354,859
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

   Total additions                      3,035,711     9,399,526    7,918,082       938,089      271,293    6,716,431     28,279,132

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments                       639,932     2,195,388    6,526,191          --      7,155,910         --       16,517,421
   Loan issues                               --         241,133      898,292          --        162,648         --        1,302,073
   Benefits paid to participants        2,687,133     2,281,605    1,231,704     1,808,717      134,327    4,402,578     12,546,064
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

   Total deductions                     3,327,065     4,718,126    8,656,187     1,808,717    7,452,885    4,402,578     30,365,558
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

Net increase (decrease) in net assets
  prior to interfund transfers           (291,354)    4,681,400     (738,105)     (870,628)  (7,181,592)   2,313,853     (2,086,426)

Interfund transfers                   (21,789,512)   (4,889,702)  63,999,383   (14,096,254)  19,564,327  (42,788,242)          --
                                      -----------  ------------  -----------  ------------  -----------  -----------   ------------

Net increase (decrease) in net
 assets available for benefits        (22,080,866)     (208,302)  63,261,278   (14,966,882)  12,382,735  (40,474,389)    (2,086,426)

Net assets available for benefits

         Beginning of year             22,080,866    26,173,214         --      14,966,882         --     40,474,703    103,695,665
                                      -----------  ------------  -----------  ------------  -----------  -----------   -------------

         End of year                  $      --    $ 25,964,912  $63,261,278  $       --    $12,382,735  $       314   $101,609,239
                                      ===========  ============  ===========  ============  ===========  ===========   ============


The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1997
                               KEMPER MUTUAL FUNDS

                                                                                                    Small
                         Blue                           High        Income                   Money  Cap.          Total         U.S.
                         Chip       Growth             Yield  Capitalization  International  Market Equity  Tech. Return  Government
                         ----       ------             -----  --------------  -------------  ------ -----   ----  ------  ----------
Additions to
net assets
attributed to:

Investment income
  Net apprecia-
  tion in fair
  value of
  investments         $   3,044 $     --    $   74,400  $  659  $  219,486  $     --    $  621,108  $   61,814  $ 402,746  $  3,016
   Dividends                 74  1,291,190     205,733     453      87,852      32,686     323,023      90,167    775,218    10,544
   Interest                --         --          --      --          --          --          --          --         --        --
   Miscellaneous           --         --          --      --          --          --          --          --         --        --
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------
                          3,118  1,291,190     280,133   1,112     307,338      32,686     944,131     151,981  1,177,964    13,560
   Less: Invest-
    ment expenses          --         --          --      --          --          --          --          --
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------
                          3,118  1,291,190     280,133   1,112     307,338      32,686     944,131     151,981  1,177,964    13,560
Contributions
   Employer                --         --          --      --          --          --          --          --         --
   Participants            --    1,091,559     351,661     191     273,282     106,256     647,867      29,056    290,799    13,510
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ---------- ----------  --------
                           --    1,091,559     351,661     191     273,282     106,256     647,867      29,056    290,799    13,510
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------

   Total additions        3,118  2,382,749     631,794   1,303     580,620     138,942   1,591,998     181,037  1,468,763    27,070

Deductions from
 net assets
 attributed to:

   Net deprecia-
   tion in fair value
     of invest-
     ments                 --      267,347        --      --          --          --          --          --         --         --
   Benefits paid
   to participants         --      330,071     142,834  22,219     104,125     582,374     613,902      44,890    203,336    33,284
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------
   Total deductions        --      597,418     142,834  22,219     104,125     582,374     613,902      44,890    203,336    33,284
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------
Net increase
 (decrease) in
  net assets
  prior to
  interfund transfers     3,118  1,785,331     488,960  (20,916)   476,495    (443,432)    978,096     136,147  1,265,427    (6,214)

Interfund transfers      14,225   (490,532)    (24,414)  3,167     (42,390)    694,517    (148,588)    (99,128)  (240,376)  (11,424)
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ---------  --------

Net increase
 (decrease) in
  net
 assets available
  for benefits           17,343  1,294,799     464,546  (17,749)   434,105     251,085     829,508      37,019  1,025,051   (17,638)

Net assets
available for
benefits

 Beginning
  of year                  --    4,785,441   1,962,180  21,575   1,263,687     297,150   3,818,397     636,216  4,811,046   167,105
                      --------- ----------  ----------  ------  ----------  ----------  ----------  ----------  ----------  --------

 End of year          $  17,343 $6,080,240  $2,426,726  $3,826  $1,697,792  $  548,235  $4,647,905  $  673,235 $5,836,097  $149,467
                      ========= ==========  ==========  ======  ==========  ==========  ==========  ========== ==========  ========

The accompanying notes are an integral part of the financial statements.
                                      -9-

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1997

                           T. ROWE PRICE MUTUAL FUNDS

                                                                                              U.S. Treasury
                                            Capital     Equity    Equity International      New      Money
                                       Appreciation      Income     Index       Stock     Income     Market
                                       ------------   --------- ---------  -----------  --------   --------
Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $  474,819 $1,441,371 $1,152,689 $   619,272  $  30,663  $   --
   Dividends ............................    435,339    464,631    110,123     136,532     18,163     7,977
   Interest .............................       --         --         --          --         --        --
   Miscellaneous ........................       --         --         --          --         --        --
                                          ---------- ---------- ---------- -----------  ---------  --------
                                             910,158  1,906,002  1,262,812     755,804     48,826     7,977

   Less: Investment expenses ............       --         --         --          --         --        --
                                          ---------- ---------- ---------- -----------  ---------  --------
                                             910,158  1,906,002  1,262,812     755,804     48,826     7,977

Contributions
   Employer .............................       --         --       10,731       2,274       --     712,426
   Participants .........................    799,955  1,219,006    864,145     793,430    117,734    58,620
                                          ---------- ---------- ---------- -----------  ---------  --------

                                             799,955  1,219,006    874,876     795,704    117,734   771,046
                                          ---------- ---------- ---------- -----------  ---------  --------

   Total additions ......................  1,710,113  3,125,008  2,137,688   1,551,508    166,560   779,023

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................       --         --         --          --         --        --
   Benefits paid to participants ........    244,697    932,493    214,330   1,131,933     29,666    22,036
                                          ---------- ---------- ---------- -----------  ---------  --------

   Total deductions .....................    244,697    932,493    214,330   1,131,933     29,666    22,036
                                          ---------- ---------- ---------- -----------  ---------  --------

Net increase (decrease) in net assets
  prior to interfund transfers ..........  1,465,416  2,192,515  1,923,358     419,575    136,894   756,987

Interfund transfers .....................     49,439  1,210,748  1,012,549    (303,898)   (46,265)   27,780
                                          ---------- ---------- ---------- -----------  ---------  --------

Net increase (decrease) in net
 assets available for benefits ..........  1,514,855  3,403,263  2,935,907     115,677     90,629   784,767

Net assets available for benefits

         Beginning of year ..............  4,042,171  4,714,976  2,532,334   5,390,414    501,090   147,131
                                          ---------- ---------- ---------- -----------  ---------  --------

         End of year .................... $5,557,026 $8,118,239 $5,468,241 $ 5,506,091  $ 591,719  $931,898
                                          ========== ========== ========== ===========  =========  ========

     The accompanying notes are an integral part of the financial statements.

                            COMDISCO RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED SEPTEMBER 30, 1997


                                                             Total      Hartford
                                                 Total     T. Rowe         Life          Non
                                                Kemper       Price     Insurance  Participant
                                                Funds        Funds      Contract     Directed       Total
                                          ------------  ----------  ------------ ------------ -----------
Additions to net assets attributed to:

Investment income
   Net appreciation in fair value
     of investments ..................... $  1,386,273  $ 3,718,814 $       --    $10,984,108 $ 16,089,195
   Dividends ............................    2,816,940    1,172,765         --        188,216    4,177,921
   Interest .............................         --           --        917,664      147,869    1,065,533
   Miscellaneous ........................         --           --           --            411          411
                                          ------------  ----------- ------------  ----------- ------------
                                             4,203,213    4,891,579      917,664   11,320,604   21,333,060

   Less: Investment expenses ............         --           --           --        157,428      157,428
                                          ------------  ----------- ------------  ----------- ------------
                                             4,203,213    4,891,579      917,664   11,163,176   21,175,632

Contributions
   Employer .............................         --        725,431         --      3,539,664    4,265,095
   Participants .........................    2,804,181    3,852,890    1,444,003         --      8,101,074
                                          ------------  ----------- ------------  ----------- ------------

                                             2,804,181    4,578,321    1,444,003    3,539,664   12,366,169
                                          ------------  ----------- ------------  ----------- ------------

   Total additions ......................    7,007,394    9,469,900    2,361,667   14,702,840   33,541,801

Deductions from net assets attributed to:

   Net depreciation in fair value
     of investments .....................      267,347         --           --           --        267,347
   Benefits paid to participants ........    2,077,035    2,575,155    1,409,789    3,084,486    9,146,465
                                          ------------  ----------- ------------  ----------- ------------

   Total deductions .....................    2,344,382    2,575,155    1,409,789    3,084,486    9,413,812
                                          ------------  ----------- ------------  ----------- ------------


Net increase (decrease) in net assets
  prior to interfund transfers ..........    4,663,012    6,894,745      951,878   11,618,354   24,127,989

Interfund transfers .....................     (344,943)   1,950,353   (1,605,410)        --           --
                                          ------------  ----------- ------------  ----------- ------------
Net increase (decrease) in net
 assets available for benefits ..........    4,318,069    8,845,098     (653,532)  11,618,354   24,127,989

Net assets available for benefits

         Beginning of year ..............   17,762,797   17,328,116   15,620,414   28,856,349   79,567,676
                                          ------------  ----------- ------------  ----------- ------------

         End of year .................... $ 22,080,866  $26,173,214 $ 14,966,882  $40,474,703 $103,695,665
                                          ============  =========== ============  =========== ============


The  accompanying  notes are an
integral part of the financial statements.

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

A.        Description of Plan

         The following description of the Comdisco Retirement Plan (previously the Comdisco, Inc. Employees' Profit Sharing Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was amended and restated effective as of April 1, 1998.

         1. General. The Plan is a defined contribution plan that covers all employees of the Company and related companies who have six months of employment and who are also at least age twenty-one. Prior to April 1, 1998, the Plan covered all full-time employees of the Company who had six months of employment and 500 or more hours of service and who were also at least age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         2. Contributions. Each year, the Company contributes to the Plan an amount as determined by the board of directors. Additional 401(k) matching amounts are contributed at the rate of fifty percent of the employees' before-tax contributions, not to exceed $1,000 per employee. Prior to April 1, 1998, matching contributions were made at the option of the Company's board of directors. Participants may contribute up to ten percent of their compensation on a before-tax basis subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans.

         3. Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         4. Vesting. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

         5. Investment Options. As of April 1, 1998, a participant in the plan may direct their investments to any of the following investment options.

                  Putnam Stable Value Fund

                  Investment   Objective:   Seeks   stability  of  principal  by
                  investing mainly in investment contracts issued by insurance companies, banks, and other similar

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

A.       Description of Plan (continued)

                  financial institutions. To provide liquidity, a portion of the
                  fund's  assets  is  invested  in  high-quality   money  market
                  instruments.

                  Putnam Income Fund

                  Investment Objective: Seeks current income consistent with prudent risk by investing mainly in a variety of bonds, with an emphasis on government bonds and corporate bonds from creditworthy companies.

                  T. Rowe Price Equity Income Fund

                  Investment Objective: Seeks to provide high current income by investing primarily in dividend-paying common stocks with favorable prospects for capital appreciation.
                  The George Putnam Fund of Boston

                  Investment Objective: Seeks a balance of capital growth and current income in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

                  The Putnam Fund for Growth and Income

                  Investment Objective: Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

                  Putnam International Growth Fund

                  Investment Objective: Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

                  Putnam Vista Fund

                  Investment Objective: Seeks capital appreciation by investing mainly in a variety of stocks that have the potential for above-average growth, including those of widely traded larger companies; smaller, less well-known companies; and currently, mostly midsize firms.

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

A.        Description of Plan (continued)

                  T. Rowe Price Equity Index Fund

                  Investment Objective: Seeks to provide long-term growth with investment results equivalent to the total return of the U.S. stock market as represented by the Standard & Poor's 500 Stock Index.

                  T. Rowe Price Small Cap Value Fund

                  Investment  Objective:   Seeks  long-term  growth  of  capital
                  through investment in undervalued small-capitalization stocks with attractive prospects for capital appreciation.

                  Comdisco Common Stock Account

                  Investment Objective: Seeks capital appreciation by investing in Comdisco, Inc. common stock. This investment option allows participants to share in the profits of the Company through direct ownership.

                  Prior to April 1, 1998, a participant was able to direct their contributions to any of the following investment options.

                           Hartford Life Insurance Companies
                           Kemper Mutual Funds
                                    Blue  Chip - A  Growth  - A High  Yield  - A
                                    Income  Capitalization - A International - A
                                    Money Market
                                    Small Capitalization Equity - A
                                    Technology - A
                                    Total Return - A
                                    U.S. Government - A
                           T. Rowe Price Mutual Funds
                                    Capital Appreciation
                                    Equity Income
                                    Equity Index
                                    International Stock
                                    New Income
                                    U.S. Treasury Money Market

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

A.       Description of Plan (continued)

                  As of April 1, 1998, participants may change their investment options when they wish. Prior to April 1, 1998, this could only be done semi-annually.

         6. Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to one-half of the current value of the vested balance of their accounts, not to exceed $50,000 minus their highest loan balances in the last twelve months. The loans are secured by the balances in the participants' accounts and bear interest at the prime rates in effect on the first day of the quarter in which the loans are approved, plus two percent. Principal and interest are repaid ratably through payroll deductions over a reasonable period of time (not to extend beyond five years or ten years for a principal residence loan).

         7. Payment of Benefits. On termination of service, the benefits to which a participant is entitled are paid in accordance with the Plan agreement.

         8. Forfeited Accounts. At September 30, 1998 and 1997, there were no forfeited nonvested accounts. During the years ended September 30, 1998 and 1997, forfeited nonvested accounts totaling $98,708 and $129,290 respectively, were applied to the remaining participants' accounts as additional employer contributions.

         9. Plan Amendments. Effective April 1, 1998, the Plan was amended and renamed the Comdisco Retirement Plan. On April 1, 1998, all Plan assets were liquidated and transferred on behalf of the participants to Putnam Investments.

B.        Summary of Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investments

         Investments are recorded at fair value, determined by quoted market prices when applicable except for its investment contract which is valued at contract value.

         Realized Gains and Losses

         Realized gains and losses are calculated using investment costs for financial statement purposes, in accordance with generally accepted accounting principles. For Form 5500 purposes, however, realized gains and losses are calculated using the values of the

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

B.       Summary of Accounting Policies (continued)

         investments at the beginning of the Plan's year or at the times of purchase during the Plan's year.

         Benefits

         Benefits are recorded when paid for financial statement purposes, in accordance with generally accepted accounting principles for employee benefit plans. For Form 5500 purposes, however, benefits are accrued in order to comply with the requirements of the Department of Labor.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

C.        Investments

         The following table presents investments that represent five percent or more of the Plan's net assets at September 30:

                                                                                        1998          1997
                                                                                 -----------   -----------

                          Investments at Fair Value as
                           determined by quoted market price
                                          Employer securities ................   $12,235,026   $14,513,282
                                          Registered Investment Companies
                                            Putnam International Growth ......     7,291,804          --
                                            The Putnam Fund for Growth
                                             and Income ......................    11,302,703          --
                                            Putnam Income ....................     5,665,292          --
                                            Putnam Vista .....................    16,392,081          --
                                            Putnam Stable Value ..............    13,165,635          --
                                            T. Rowe Price Equity Income ......    10,792,465     8,118,239
                                            T. Rowe Price Equity Index .......     9,297,475     5,468,241
                                            T. Rowe Price Capital Appreciation          --       5,557,026
                                            T. Rowe Price International Stock           --       5,506,091
                                            Kemper Growth ....................          --       6,080,240
                                            Kemper Total Return ..............          --       5,836,097
                                                                                 -----------   -----------


                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

C.       Investments (continued)


                                                                            $86,142,481   $51,079,216
                               Investment at Contract Value
                                        Hartford Life Insurance Companies
                                         Investment - Contract #GA-3078 .          --      16,486,895
                                                                            -----------   -----------

                                                                            $86,142,481   $67,566,111
                                                                            ===========   ===========

         During the years ended September 30, 1998 and 1997, the Plan's investments (including investments bought, sold, or held during the year) appreciated or depreciated in value as follows:

                                                                Net Change in Fair Value
                                                                Year Ended         Year Ended
                                                        September 30, 1998 September 30, 1997
                                                              ------------       ------------

Preferred stock ...........................................   $       --         $    (49,262)
Common stock ..............................................        936,664          3,120,015
Employer securities .......................................     (2,299,651)         5,966,267
Registered investment
 companies ................................................     (8,054,636)         6,784,828
                                                              ------------       ------------

Total net change in
 fair value ...............................................   $ (9,417,623)      $ 15,821,848
                                                              ============       ============


D.        Investment Contract with Insurance Company

         The Plan entered into an investment contract with Hartford Insurance Companies (Hartford). Hartford maintained the contributions in a pooled account. The account was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Hartford. The contract was included in the financial statements at contract value, (which represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it was fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at September 30, 1997 was $16,486,895. The average yield and crediting interest rates were 6% for 1998 and 6.498% for 1997. The crediting interest rate was based on an agreed-upon formula with the issuer, but could not be less than 6% for 1998 and 5.75% for 1997. The interest rates were reset annually.

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

E.        Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                            September 30, 1998                  September 30, 1997
                                            ------------------                  ------------------

         Net assets available for
         benefits per financial
         statements                              $ 101,609,239                       $ 103,695,665

         Amounts allocated to
         withdrawing participants                      (11,758)                         (7,998,760)
                                               ---------------                      --------------

         Net assets available for
         benefits per the Form 5500            $  101,597,481                       $   95,696,905
                                               ==============                       ==============


         As previously stated in the summary of accounting policies, benefits are recorded when paid for financial statement purposes but are accrued for Form 5500 purposes. The following is a reconciliation of benefits between Forms 5500 and the statements of changes in net assets available for benefits with fund information.

                                                    Year Ended                          Year Ended
                                            September 30, 1998                  September 30, 1997
                                            ------------------                  ------------------
         Benefits per line 32e(1) of
          Form 5500                           $     4,559,062                       $   11,713,998
         Plus beginning amount
          allocated to withdrawing
          participants                              7,998,760                            5,431,228
         Less ending amount
          allocated to withdrawing
          participants                                (11,758)                          (7,998,760)
                                              ---------------                        -------------

         Benefits paid per
          statements of changes
          in net assets available
          for benefits with fund
          information                         $    12,546,064                       $    9,146,466
                                              ===============                        =============



F.        Administrative Expenses

         Comdisco, Inc. pays for the significant administrative costs of the Plan outside of the investment expenses.

                                             COMDISCO RETIREMENT PLAN
                                           NOTES TO FINANCIAL STATEMENTS
                                            September 30, 1998 and 1997

G.        Reclassification

         Certain prior year amounts have been reclassified to conform with the September 30, 1998 presentation.

H.        Information Certified by Custodians

         The certified annual statements of the custodian provide year-end market values of each class of investment, net appreciation or depreciation in fair values of each class of investment, interest and dividend income of each class of investment, and are the source for such information included in the financial statements and supplemental schedules. The custodians have certified that the information provided to the plan administrator by the custodians is complete and accurate.

I.        Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

J.        Tax Status

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                          INDEPENDENT AUDITOR'S REPORT ON
                                             SUPPLEMENTARY INFORMATION

To the Trustees of the Comdisco Retirement Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1998 and 1997 and assets held for investment purposes which were both acquired and disposed within the plan years ended September 30, 1998 and 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








February 2, 1999
Deerfield, Illinois

                                             SUPPLEMENTARY INFORMATION

                                           COMDISCO RETIREMENT PLAN
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                SEPTEMBER 30, 1998


                                                 Description of
                                           Investment Including
                                         Maturity Date, Rate of
Identity of Issue, Borrower,          Interest, Collateral, Par,
Lessor, or Similar Party                      or Maturity Value             Cost    Current Value
---------------------------           ------------------------        -----------      -----------

                                            Employer Securities

* Comdisco, Inc. ...........................897,983.59 Shares         $ 2,354,506      $12,235,026
                                                                      ===========      ===========

                                            Registered Investment
                                            Companies

T. Rowe Price
   Equity Index ............................336,134.312 Shares        $10,110,933      $ 9,297,475
   Equity Income ...........................430,321.579 Shares         12,034,841       10,792,465
   Small Cap Value .........................190,944.486 Shares          4,758,306        3,658,496

Putnam Investments
   The George Putnam Fund
    of Boston ..............................254,749.827 Shares          4,911,808        4,531,999
   The Putnam Fund for Growth
    and Income .............................595,819.867 Shares         12,814,869       11,302,703
   Income ..................................807,021.615 Shares          5,749,819        5,665,292
   Vista .................................1,430,373.575 Shares         19,326,750       16,392,081
   International Growth ....................450,389.383 Shares          8,800,652        7,291,804
   Stable Value ..........................13,165,634.78 Shares         13,165,635       13,165,635
                                                                      -----------      -----------

                                                                      $91,673,613      $82,097,950
                                                                      ===========      ===========

                                            Loans to Participants

* Participant Loans ........................8% - 11% various
                                            maturities                $ 1,373,249      $ 1,373,249
                                                                      ===========      ===========

                                            Total Investments ...     $95,401,368      $95,706,225
                                                                      ===========      ===========




* party-in-interest


See  independent  auditor's  report  on  supplementary information.

                            COMDISCO RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1997




                                                                         Description of
                                                                   Investment Including
                                                                 Maturity Date, Rate of
Identity of Issue, Borrower,                                  Interest, Collateral, Par,
Lessor, or Similar Party                                               or Maturity Value                 Cost          Current Value
---------------------------                                   --------------------------            --------           -------------

                                                                       Money Market Funds

Northern Trust Benchmark                                               Short-term investment,
  Diversified Asset Portfolio                                          variable rate                $ 184,591              $ 184,591
Kemper Money                                                           Short-term investment
                                                                       variable rate                  548,234                548,234
T. Rowe Price U.S.
  Treasury Money                                                       Short-term investment,
                                                                       variable rate                  931,901                931,901
                                                                                                   ----------             ----------

                                                                                                   $1,664,726             $1,664,726
                                                                                                   ==========             ==========

                                                                         Common Stock

Ace Limited ..............................................               3,800 Shares              $  214,722             $  357,200
Allmerica Financial
 Corporation .............................................               5,400 Shares                 163,189                237,262
American International
 Group ...................................................               2,925 Shares                 136,415                301,823
Analog Devices, Inc. .....................................               8,800 Shares                 210,386                298,100
Arden Realty Group, Inc. .................................               7,500 Shares                 160,435                235,312
Beacon Properties Corporation ............................               6,000 Shares                 119,428                274,875
Becton, Dickinson & Company ..............................               6,200 Shares                 274,467                296,825
Boeing Company ...........................................               4,400 Shares                 178,343                239,525
Boston Properties, Inc. ..................................               8,400 Shares                 210,000                275,625
Burlington Resources, Inc. ...............................               4,700 Shares                 213,974                241,169
CUC International, Inc. ..................................              10,300 Shares                 246,700                319,300
Cali Realty Corporation ..................................               7,000 Shares                 161,420                291,375
Cardinal Health, Inc. ....................................               3,600 Shares                 172,944                255,600
Centocor .................................................               6,000 Shares                 193,625                285,375
CVS Corporation ..........................................               4,500 Shares                 202,060                255,937
EMC Corporation ..........................................               6,900 Shares                 204,503                402,787
Eli Lilly & Company ......................................               1,500 Shares                 155,311                181,500
Ericsson L.M. Telelphone
 Company .................................................               5,400 Shares                 160,441                258,862
Essex International, Inc. ................................               4,600 Shares                 175,244                177,100
Gartner Group, Inc. ......................................               4,300 Shares                 120,792                129,000

See  independent  auditor's  report  on  supplementary information.

                            COMDISCO RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               September 30, 1997


                                                                             Description of
                                                                       Investment Including
                                                                     Maturity Date, Rate of
Identity of Issue, Borrower,                                     Interest, Collateral, Par,
Lessor, or Similar Party                                                  or Maturity Value            Cost            Current Value
---------------------------                                         -----------------------     -----------            -------------

                                                                    Common Stock (continued)

General Cable Corporation .............................              9,000 Shares               $   220,122              $   319,500
General Electric Company ..............................              3,000 Shares                   130,639                  204,188
Golden State Bancorp, Inc. ............................             10,000 Shares                   265,437                  298,750
Halliburton Company ...................................              8,000 Shares                   146,280                  416,000
Healthsouth Corporation ...............................             13,400 Shares                   334,479                  357,613
J.C. Penney Company, Inc. .............................              4,000 Shares                   206,192                  233,000
Keane, Inc. ...........................................              9,800 Shares                   164,929                  311,150
Knightsbridge Tank, Ltd. ..............................             10,000 Shares                   225,576                  283,125
Medtronic, Inc. .......................................              6,000 Shares                   113,282                  282,750
Merck & Company, Inc. .................................              2,000 Shares                   168,120                  199,875
Microchip Technology, Inc. ............................              3,800 Shares                   114,891                  171,593
NGC Corporation .......................................              9,000 Shares                   131,040                  159,750
Nokia Corporation .....................................              4,000 Shares                   179,093                  375,250
Pennzoil Company ......................................              3,400 Shares                   185,504                  270,938
Robert Mondavi Corporation ............................              7,000 Shares                   285,090                  383,250
Seacor Smit, Inc. .....................................              3,800 Shares                   251,555                  235,600
Service Corporation International .....................              7,000 Shares                   149,210                  224,000
Teradyne, Inc. ........................................              4,800 Shares                   186,089                  258,300
360 Communications Company ............................             12,100 Shares                   223,343                  252,588
Tyco International, Ltd. ..............................              3,600 Shares                   181,566                  295,425
Vertex Pharmaceuticals, Inc. ..........................              5,500 Shares                   203,500                  207,625
Wesley Jessen Visioncare ..............................              9,500 Shares                   241,045                  268,375
                                                                                                -----------              -----------

                                                                                                $ 7,981,381              $11,323,197
                                                                                                ===========              ===========











See  independent  auditor's  report  on  supplementary information.

                                            COMDISCO RETIREMENT PLAN
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               September 30, 1997


                                            Description of
                                            Investment Including
                                            Maturity Date, Rate of
Identity of Issue, Borrower,                Interest, Collateral, Par,
Lessor, or Similar Party                            or Maturity Value                                           Cost   Current Value
---------------------------                 --------------------------                                   -----------   -------------


                                            Employer Securities

* Comdisco, Inc. ..........                 444,001 Shares common
                                            stock                                                        $ 1,332,709     $14,513,282
                                                                                                         ===========     ===========

                                            Registered Investment
                                            Companies

Frank Russell Trust Company:
  Fixed Income I Fund .....                 168,067.52 Shares                                            $ 2,056,498     $ 2,521,181
  Equity I Fund ...........                 137,995.817 Shares                                             1,787,184       3,929,017
  Equity II Fund ..........                 33,511.014 Shares                                                455,287         897,090
  International Fund ......                 61,149.786 Shares                                              1,009,535       1,300,228
Kemper Service Company ....                 1,945,774.67 Shares
                                            various Kemper "A"
                                            funds                                                          9,637,334      21,532,632
T. Rowe Price .............                 1,274,599.6993 Shares
                                            of various T. Rowe
                                            Price funds                                                   19,363,092      25,241,313
                                                                                                         -----------     -----------

                                                                                                         $34,308,930     $55,421,461
                                                                                                         ===========     ===========

                                            Life Insurance
                                            Companies Investment

Hartford Life Insurance Co.                 Investment contract
                                            with insurance
                                            company                                                      $16,486,895     $16,486,895
                                                                                                         ===========     ===========

                                            Loans to Participants

* Participant Loans .......                 8% - 12%, various
                                            maturities                                                   $   212,576     $   212,576
                                                                                                         ===========     ===========

                                            Total Investments ............                               $61,987,217     $99,622,137
                                                                                                         ===========     ===========

* party-in-interest

See  independent  auditor's  report  on  supplementary information.

                                          COMDISCO RETIREMENT PLAN
                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      WHICH WERE BOTH ACQUIRED AND DISPOSED WITHIN THE PLAN YEAR
                                           Year Ended September 30, 1998


                                                                   Description of
                                                             Investment Including
                                                           Maturity Date, Rate of
Identity of Issue, Borrower,                           Interest, Collateral, Par,                   Cost of              Proceeds of
Lessor, or Similar Party                                        or Maturity Value              Acquisitions             Dispositions
---------------------------                            --------------------------              ------------             ------------

                                                                     Common Stock

Advanced Fibre
 Communications, Inc. ................................               8,700 Shares                $  270,414               $  338,201
Allied Signal, Inc. ..................................               6,000 Shares                   230,096                  250,382
ASM Lithography Holding ..............................               2,600 Shares                   239,184                  182,870
Berg Electrs Corporation .............................               9,000 Shares                   225,000                  240,294
Cable Design Technologies
 Corporation .........................................              12,750 Shares                   350,304                  337,286
Calenergy, Inc. ......................................               5,100 Shares                   193,163                  199,651
CBS Corporation ......................................               9,300 Shares                   253,751                  311,751
Ciena Corporation ....................................               4,500 Shares                   239,584                  181,398
Colgate Palmolive Co. ................................               2,900 Shares                   254,879                  250,668
Grey Wolfe, Inc. .....................................              28,000 Shares                   245,570                  117,316
Hearst Argyle Television .............................               9,100 Shares                   260,721                  332,139
Home Depot, Inc. .....................................               4,100 Shares                   234,202                  271,645
Meditrust Paired CTF .................................               7,800 Shares                   293,973                  231,786
Microchip Technology, Inc. ...........................               2,200 Shares                    84,975                   60,550
Monsanto Co. .........................................               6,900 Shares                   302,541                  361,824
News Corporation Ltd. ................................              10,500 Shares                   249,072                  296,195
PSW Technologies .....................................              22,800 Shares                   266,713                  153,201
Sipex Corporation ....................................               7,000 Shares                   207,728                  251,992
Tellabs, Inc. ........................................               3,800 Shares                   222,491                  257,441
                                                                                                 ----------               ----------

                                                                                                 $4,624,361               $4,626,590
                                                                                                 ==========               ==========












See  independent  auditor's  report  on  supplementary information.

                                          COMDISCO RETIREMENT PLAN
                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      WHICH WERE BOTH ACQUIRED AND DISPOSED WITHIN THE PLAN YEAR
                                      Year Ended September 30, 1997

                                                                                Description of
                                                                          Investment Including
                                                                        Maturity Date, Rate of
Identity of Issue, Borrower,                                        Interest, Collateral, Par,            Cost of        Proceeds of
Lessor, or Similar Party                                                     or Maturity Value       Acquisitions       Dispositions
---------------------------                                                  -----------------       ------------       ------------


                                                                                  Common Stock

Advanced Health Corporation .............................................         7,000 Shares         $   91,000         $  101,500
Ascend Communications, Inc. .............................................         5,100 Shares            297,793            237,672
Cascade Communications
 Corporation ............................................................         2,000 Shares            150,521            114,380
Cincinnati Bell, Inc. ...................................................         9,600 Shares            276,671            241,814
Compaq Computer Corporation .............................................         2,600 Shares            205,556            275,983
DSP Communications, Inc. ................................................         3,800 Shares             86,329             60,571
Electronic Data Systems
 Corporation ............................................................         5,000 Shares            207,175            176,893
EMC Corporation .........................................................         1,800 Shares             51,902             70,090
Ericsson L.M. Telephone
 Company ................................................................         1,600 Shares             47,783             66,798
First Data Corporation ..................................................         4,095 Shares            118,238            143,162
Footstar, Inc. ..........................................................         1,296 Shares               --               26,018
Galileo International, Inc. .............................................         2,000 Shares             49,000             55,128
Healthcare Compare Corporation ..........................................         1,500 Shares             64,500             64,873
K.N. Energy, Inc. .......................................................         6,300 Shares            246,122            249,251
Keane, Inc. .............................................................         3,100 Shares            101,424            150,172
Lone Star Steakhouse Saloon .............................................         6,800 Shares            169,882            121,111
Microchip Technology, Inc. ..............................................         4,200 Shares            156,288            194,531
Motorola, Inc. ..........................................................         3,200 Shares            195,415            217,401
National Semiconductor
 Corporation ............................................................         8,700 Shares            183,103            232,195
Prime Service, Inc. .....................................................         9,000 Shares            223,198            284,166
Republic Industries, Inc. ...............................................         5,400 Shares            191,700            123,007
Rubbermaid, Inc. ........................................................         7,400 Shares            201,079            190,200
Sunbeam Corporation .....................................................         7,200 Shares            180,432            242,647
Western Digital Corporation .............................................         2,000 Shares            142,620            131,932
                                                                                                       ----------         ----------

                                                                                                       $3,637,731         $3,771,495
                                                                                                       ==========         ==========






See  independent  auditor's  report  on  supplementary information.